UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-42450

Zhengye Biotechnology Holding Limited

No.1 Lianmeng Road, Jilin Economic & Technical Development Zone
Jilin City, Jilin Province, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

On January 13, 2025, Kingswood Capital Partners, LLC (“Kingswood”), as the representative of the underwriters of the initial public offering of Zhengye Biotechnology Holding Limited (the “Company”), exercised its over-allotment option in full to purchase an additional 225,000 ordinary shares of the Company at the public offering price of US$4.00 per share (the “Option”). The closing for the sale of the over-allotment shares took place on January 14, 2025. As a result, the gross proceeds of the Company’s initial public offering, including the proceeds from the sale of the over-allotment shares, totaled US$6,900,000, before deducting underwriting discounts and other related expenses.

A copy of the press release announcing the underwriters’ exercise of the Option is attached as Exhibit 99.1 and incorporated herein by reference. This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated January 14, 2025, announcing the exercise of the over-allotment option.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zhengye Biotechnology Holding Limited

Date: January 14, 2025	By:	/s/ Songlin Song
	Name:	Songlin Song
	Title:	Chief Executive Officer

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